Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

Report Date: 26th February 2026

Effective Date: 15th October 2025

I, Yongming (Alex) Zhang, P.Geo., do hereby certify:

1.	I am a consultant geologist with the issuer, Silvercorp Metals Inc., with a business address at Suite 1750 – 1066 West Hastings Street, Vancouver, BC, V6E 3X1, email: alexzhang@silvercorp.ca;

2.	I am a graduate of Queen’s University in Kingston, Ontario, Canada, with a degree of Master of Science in 2002.

3.	I am a registered Professional Geoscientist (P.Geo.) in good standing with the Engineers & Geoscientists British Columbia (EGBC. Licence Number: 165192).

4.	I have 35 years’ industry experience as a mineral exploration geologist at positions of senior exploration geologist, senior resource geologist, exploration manager, corporate chief geologist and vice president of exploration with exploration and mining companies with base and precious metals projects in Latin America, North America, Africa and Asia.

5.	As a result of my education, qualifications and relevant experiences, I am a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

6.	I visited Chaarat Project in the period September 11-17, 2025.

7.	I am responsible for reviewing matters related to the geological data and the preparation of all sections except Section 14 of the Technical Report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am not independent of the Issuer.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 6th day of March, 2026.

original signed by
Yongming (Alex) Zhang, P.Geo.